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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC

SEC FILE NUMBER
8-45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 East Camelback Rd. Suite 1100
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Siegel (602) 778-6222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th Street, Suite 2700	Los Angeles	California	90013-1010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Oversight Committee of
Cole Capital Corporation

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cole Capital Corporation as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

Cole Capital Corporation

Statement of Financial Condition
As of December 31, 2016

ASSETS

Cash and cash equivalents	$	2,973,614
Prepaid expenses		81,308
Accounts receivable		33,543
Due from affiliates		501,702
Total assets	$	3,590,167

LIABILITIES AND EQUITY

Accrued compensation	$	844,956
Accounts payable and other accrued expenses		333,648
Due to affiliates		420,625
Total liabilities		1,599,229
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized and 13,600 shares issued and outstanding		13,600
Contributed capital		74,907,324
Accumulated deficit		(72,929,986)
Total stockholder's equity		1,990,938
Total liabilities and equity	$	3,590,167

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Cole Capital Corporation ("CCC" or the "Company"), an Arizona Corporation and wholly-owned subsidiary of Cole Capital Advisors, Inc. ("CCA" or the "Parent"), is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). CCA is wholly owned by VEREIT Operating Partnership, L.P. (the "OP"), and VEREIT, Inc. ("VEREIT") is the sole general partner of the OP and therefore indirectly owns and controls the Company.

The Company serves as the dealer manager and sales agent, distributing shares of common stock for certain publicly registered real estate investment trusts (the "REITs"), advises them regarding offerings (the "Offerings"), manages relationships with participating broker-dealers and financial advisors, and provides assistance in connection with compliance matters relating to the Offerings.

The Company derives its revenues from selling commissions, dealer manager fees, and distribution and stockholder servicing fees for services relating to the Offerings. Additionally, the Company has entered into an expense-sharing agreement (the "Agreement") with Equity Fund Advisors, Inc. ("EFA"), an affiliate of the Company whereby certain expenses are incurred by EFA on behalf of the Company and reimbursed by the Company. See Note 3 – Related Party Transactions to the financial statements for further discussion. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different. Further, the Parent has advised the Company that it will make capital contributions to the Company for the foreseeable future, sufficient to support the Company's operations, and such capital contributions shall not be temporary.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (the "Rule") and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(i) of the Rule provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as broker-dealer, and does not hold funds or securities for or owe money or securities to customers.

Summary of significant accounting policies

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts, as well as investments in highly-liquid money market funds with original maturities of three months or less. The Company deposits cash at high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit of $250,000. At times, the Company's cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Income Taxes

The Company has elected under the Internal Revenue Code of 1986 to be treated as a taxable REIT subsidiary of VEREIT. As such, the Company is subject to federal and state corporate income taxes and is included in the consolidated federal tax return filings of its Parent.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities, which are expected to reverse at some future date. The provision for income taxes equals

income taxes currently payable for the year and the net change in the deferred asset/liability balance, utilizing currently enacted tax laws and rates. The Company records a valuation allowance to reduce its deferred tax asset when it is "more-likely-than-not" that such amounts will not be realized.

The Company evaluates income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. The Company recognizes interest and penalties related to unrecognized tax benefits ("UTBs") within the provision for income taxes line on the income statement and accrued interest and penalties related to UTBs within the related income tax liability line on the balance sheet. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2012. The Company has determined that there are no material uncertain income tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Accrued Compensation, Accounts Payable and Accrued Expenses

Accrued compensation consists primarily of outstanding wholesaler draws, commissions, and bonuses earned by the Company's registered representatives during the period. Accounts payable and other accrued expenses consist of $127,321 for trade payables due to participating broker dealers, $76,000 for Financial Industry Regulatory Authority member fees and $130,327 for other accrued expenses.

Note 3. Related Party Transactions

Due from Affiliates

As of December 31, 2016, $501,702 was due from REITs for services related to the Offerings.

Due to Affiliates

As of December 31, 2016, $420,625 was due to EFA related to compensation expenses already incurred, and $844,956 of accrued compensation will become due to EFA as incurred.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Exchange Act, the Company is required to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $1,374,385, which exceeded the minimum net capital requirement of $106,615 by $1,267,770. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company's business, that are likely to have a probable adverse effect on its results of operations and financial condition.

Note 6. Income Taxes

For the year ended December 31, 2016, the Company has computed the components of its tax provision under the separate-return approach. Under this approach, the Company computes its tax provision as if it were filing separate federal and state income tax returns rather than consolidated income tax returns, which, except for certain state income tax filings, it actually files with its Parent. Based on the separate return approach, the Company has computed a federal and state net operating loss ("NOL") for the year ended December 31, 2016, resulting in an income tax benefit and a deferred tax asset attributable to the NOL. The Company has determined that the NOL will not be realized. Therefore, a valuation allowance has been recorded to offset the deferred tax asset and the income tax benefit attributable to the NOL.

Under the separate-return approach, the Company has federal and state NOLs of approximately $11,742,000 each. These NOLs will generally expire in 2036 for both federal and state purposes.

The Company has determined that the NOL will not be realized. Therefore, a valuation allowance has been recorded to offset the deferred tax asset, of $4,696,908, and the income tax benefit attributable to the NOL, of $(4,696,908) as of December 31, 2016.

Note 7. Subsequent Events

The Company has evaluated subsequent events, up to the date of this filing, and no subsequent events have occurred.